January 30, 2007

Ms. Megan Akst

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Extreme Networks, Inc.
Item 4.02 Form 8-K
Filed January 11, 2007
File No. 0-25711

Dear Ms. Akst:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated January 18, 2007 with respect to the above referenced filing. For ease of reference, our response is numbered to correspond to the Staff’s comment letter, with the Staff comment set forth below in italics and our response thereto immediately thereafter.

1. We note the disclosures in your Form 8-K regarding questions over back-dating of stock options. Please tell us the current status of your review and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” In this regard, tell us what consideration you gave to including disclosure and discussion of this issue’s potential impact on the qualification of the Company’s stock option plans, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. Further, please amend your report to include the time frame for filing restatements. Refer to Item 4.02(a) of Form 8-K.

As of the date of this letter, the review by a special committee (the “Special Committee”) of the Board of Directors of Extreme Networks, Inc. (“Extreme” or the “Company”) concerning the Company’s historical practices for stock option grants and the accounting for option grants has not been completed. The Special Committee is making every effort to complete its review as soon as practicable. Extreme is committed to resolving the issues resulting from such review as quickly as possible following completion of such review and any required analysis of such results by the Audit Committee of the Board of Directors (the “Audit Committee”). In addition, the Special Committee and its advisors have been providing the Division of Enforcement of the Securities and Exchange Commission, as well as The Nasdaq Stock Market Inc., periodic updates on the status of the Special Committee’s review. Once the Special Committee has completed its review, we will promptly update the Staff with respect to, and issue a press release setting forth , the results of this review and Extreme’s analysis of any required adjustments to its financial statements or otherwise.

The Company is currently evaluating the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” (“SFAS No. 5”), and FIN 14, “Reasonable Estimation of the Amount of a Loss” (“FIN 14”), with respect to the results and effects of the Special Committee’s review. We note that, to date, there have been no claims or litigation against Extreme relating to its historical stock option grant practices, nor has there been legal or regulatory action relating to our historical stock option grant practices against Extreme by the Internal Revenue Service (the “IRS”) or other regulatory bodies, other than the informal inquiry currently being conducted by the SEC and hearings and procedures currently being conducted by The Nasdaq Stock Market Inc. related to the potential delisting and suspension from trading of Extreme shares on the Nasdaq Stock Market, as publicly disclosed on the Company’s current reports on Form 8-K filed on September 28, 2006 and November 16, 2006, respectively.

When the Special Committee has completed its review and we do, in fact, file our financial statements for the fiscal year ended July 2, 2006 and our fiscal quarters ended October 1, 2006 and December 31, 2006, respectively, such financial statements will address any adjustments and/or reserves required to be included pursuant to SFAS No. 5 and FIN 14.

To our knowledge, none of the issues that are the subject of the Special Committee’s review adversely impacts the qualification under the Internal Revenue Code of 1986, as amended (the “Code”) of the various stock option and other equity compensation plans previously adopted by Extreme. The Company is still evaluating whether the issues that are the subject of the Special Committee’s review adversely impact any individual options purported to be qualified under Code Section 422 and, if so, whether any such effects will be material. This analysis is not complete. We will update our public disclosure when events occur that warrant disclosure.

With respect to the Staff’s instruction to amend our report to include the time frame for filing restatements, please note that the Company was not able to determine at the date of the filing of the Form 8-K (and is not now able to determine) the date at which filing of restatements will occur. Also, please note that in Item 4.02(a) of our report we state that a “copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.” In the press release attached as Exhibit 99.1 to such report, we state that “[a]s soon as practicable following the completion of the internal review by the Special Committee and the review of conclusions of the Special Committee by the Company and the Company’s registered independent public accounting firm, the Company intends to prepare restated financial statements for all affected periods and thereafter become current on the filing of its periodic reports required under the Securities Exchange Act of 1934, as amended.” We respectfully submit that this disclosure is responsive to the Staff’s concerns regarding this matter and, accordingly, that no amendment of the Form 8-K is necessary.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (408) 579-2984.

Very truly yours,

/s/ Michael J. Palu

Extreme Networks, Inc.

Michael J. Palu

Vice President, Corporate Controller

Acting Chief Financial Officer